Executive Officer Incentive-Based Compensation “Clawback” Policy
(as adopted by the NVE Corporation Board of Directors, October 16, 2023)

Effectivity

This Policy shall be effective when required by rules of the NASDAQ Stock Market and shall be automatically revoked immediately if such rules are rescinded or the Company is no longer listed on the NASDAQ or other stock exchange requiring such a policy.

Triggering Events

This Policy requires recoupment (“Clawback”) of “Incentive-Based Compensation” that has been paid in error during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement that corrects (1) errors that are material to previously issued financial statements (a “Big R” restatement) or (2) errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period (a “little r” restatement). The “date on which the Company is required to prepare an accounting restatement” is defined as the earlier of (i) the date the Company’s Board, a Board committee, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

Covered Executive Officers and Compensation

“Executive Officers” for purposes of this Policy will be determined using the same definition as “officer” under Section 16 of the Securities Exchange Act of 1934, and includes the President, Chief Executive Officer, Chief Financial Officer, Principal Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. The Clawback applies to all Incentive-Based Compensation received by a person (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation subject to recoupment, and (iii) while the Company has a class of securities listed on the NASDAQ or other stock exchange requiring this policy.

Incentive-Based Compensation

“Incentive-Based Compensation” is defined as any compensation that is granted, earned, or vested based wholly or in part on the attainment of Financial Reporting Measures. “Financial Reporting Measures” for the purposes of this Policy include any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including non-GAAP financial measures such as stock price or Total Shareholder Return (“TSR”).

Determination of Erroneously Awarded Compensation

The amount subject to recoupment in connection with any accounting restatement will be the amount of Incentive-Based Compensation received by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts. If the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement (e.g., if Incentive-Based Compensation was measured based on stock price or TSR), the amount subject to recoupment shall be based on a reasonable estimate of the effect of the accounting restatement on the measure (e.g., stock price or TSR) on which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NASDAQ.

Making the Company Whole

In order to make the Company whole for the entire amount erroneously paid, recoupment shall be determined on a pre-tax basis. Each Executive Officer is required to reimburse the Company for any costs or expenses incurred by the Company in recouping Incentive-Based Compensation from the Executive Officer after the Company formally requests repayment.

Exceptions to Clawback Requirement

The Company shall not seek recoupment under this Policy if the Company’s Compensation Committee makes a determination that recovery would be impracticable. For this purpose, recovery will only be deemed impracticable if (i) the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered (and only after the Company has made a reasonable attempt to recover the erroneously awarded compensation, documented such reasonable attempts and provided such information to the NASDAQ), (ii) recovery would violate a law in effect prior to the effectivity of this Policy and only after obtaining an opinion from counsel acceptable to the NASDAQ that recovery would result in such violation and such opinion is provided to the NASDAQ, or (iii) recovery would likely cause a tax-qualified retirement plan to fail to meet certain statutory requirements for tax exemption.

No Indemnification or Insurance

The Company shall not indemnify or insure any current or former Executive Officer against the loss of erroneously awarded compensation.